UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 1-11437

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan
Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm
Plan Administrator and plan participants
Lockheed Martin Corporation
Salaried Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedules of assets (held at end of year) as of December 31, 2018 and nonexempt transactions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Mitchell & Titus, LLP
We have served as the Plan’s auditor since 2005.

June 24, 2019

Lockheed Martin Corporation Salaried Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2018
(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments, at fair value	$6,040,917	$—	$23,059,771	$29,100,688
Investments in fully benefit-responsive investment contracts at contract value	—	—	3,071,505	3,071,505
Net assets held in 401(h) account	—	1	—	1
Receivables:
Notes receivable from participants	—	—	189,719	189,719
Total assets	6,040,917	1	26,320,995	32,361,913
Liabilities
Administrative expenses payable	—	—	3,221	3,221
Amounts related to obligation of 401(h) account	—	1	—	1
Total liabilities	—	1	3,221	3,222
Total net assets available for benefits	$6,040,917	$—	$26,317,774	$32,358,691
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2017
(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments, at fair value	$7,885,648	$—	$24,795,474	$32,681,122
Investments in fully benefit-responsive investment contracts at contract value	—	—	3,014,663	3,014,663
Net assets held in 401(h) account	—	34	—	34
Receivables:
Notes receivable from participants	—	—	193,864	193,864
Total assets	7,885,648	34	28,004,001	35,889,683
Liabilities
Administrative expenses payable	—	—	1,844	1,844
Amounts related to obligation of 401(h) account	—	34	—	34
Total liabilities	—	34	1,844	1,878
Total net assets available for benefits	$7,885,648	$—	$28,002,157	$35,887,805
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(in thousands)

	ESOP Fund	Participant- Directed Investments	Total
Net assets available for benefits at beginning of year	$7,885,648	$28,002,157	$35,887,805
Additions to net assets:
Contributions:
Participant	63,929	886,957	950,886
Employer	285,324	196,121	481,445
Total contributions	349,253	1,083,078	1,432,331
Interest income on notes receivable from participants	—	9,418	9,418
Total additions	349,253	1,092,496	1,441,749
Deductions from net assets:
Interest in net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	1,172,514	1,692,006	2,864,520
Distributions and withdrawals	1,020,918	1,768,154	2,789,072
Administrative expenses	552	44,590	45,142
Total deductions	2,193,984	3,504,750	5,698,734
Change in net assets	(1,844,731)	(2,412,254)	(4,256,985)
Net transfers from other plans	—	727,871	727,871
Net assets available for benefits at end of year	$6,040,917	$26,317,774	$32,358,691
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the U.S. and certain U.S. citizens working abroad. Eligible employees are automatically enrolled in the Plan when they are hired, unless they affirmatively decline to participate.
The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the ESOP Fund and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.
The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper was Voya through December 31, 2018. Effective January 1, 2019, Lockheed Martin changed the record keeper to Empower. Lockheed Martin is the Plan Sponsor and the Plan Administrator.
Plan Merger and Transfer of Assets
Certain salaried employees who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) became eligible to contribute to the Plan and ineligible to contribute to the OSSP. In 2011, most of these employees had their account balances transferred from the OSSP to the Plan. Account balances of employees with outstanding loans in the OSSP were not immediately transferred; however, these account balances are subject to transfer to the Plan when the loans are repaid. During 2018, assets of the OSSP in the amount of $1,875,000 were transferred to the Plan.
Effective October 1, 2018, certain participants’ accounts in amount of $725,998,000 were transferred from the Lockheed Martin Capital Accumulation Plan (CAP) to this Plan.

In addition to the transfers of assets discussed above, $2,000 was transferred to the NTESS Savings and Income Plan formerly known as the Sandia Corporation Savings and Income Plan.

Contributions
The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can contribute up to 40% of the employee’s base salary, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 3% of their base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8% unless changed by the participant. The Plan permits catch-up contributions for participants age 50 or older as of the end of the calendar year. The Corporation contributes an amount equal to 50% of the first 8% (up to 4%) of the participant’s basic contribution. Substantially all employer matching contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund. In addition to the up to 4% employer matching contribution, through September 30, 2018, the Corporation contributed an employer profit-sharing contribution of 2% of an eligible employee's weekly base salary. Beginning October 1, 2018, the Corporation contributes an employer profit-sharing contribution of up to 6% of an eligible employee’s weekly base salary. Participants are immediately vested in all employer contributions.
Participant contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Directed Brokerage Account (SDBA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SDBA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments of the participant’s choosing. A participant’s initial transfer to the SDBA must be at least $3,000, and subsequent transfers must be at least $1,000. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching and non-elective contributions and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.
Notes Receivable from Participants
Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.
Plan Termination
Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.
ESOP Feature
The Plan held 23,012,991 and 24,464,583 shares of the Corporation’s common stock in the ESOP Fund as of December 31, 2018 and 2017, respectively.
401(h) Arrangement
The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (IRC). The 401(h) arrangement is used by the Corporation to fund, in part, the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company. In 2018, health and welfare benefits of $38,000 were paid to cover post-retirement medical expenses incurred by participants in certain retiree medical plans (see Note 6).
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment loss from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.
Administrative Expenses
Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.
Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2017-06, which clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. The new standard requires a plan’s interests in master trust balances and activities to be presented on the face of the Plan’s financial statements as a single line item for each interest in a master trust. The new standard also requires the disclosure of the master trust’s investments by general type and the dollar amount of the plan’s interest in each type; and the disclosure of the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. An adoption of the new standard will eliminate the requirement to disclose the Plan’s overall percentage interest in the trust and the health and welfare plans’ requirement to disclose 401(h) investment account information, in which such information will be disclosed in the defined benefit plan. The standard is effective for the Plan beginning on January 1, 2019, with early adoption permitted. The Plan’s management is currently evaluating the impact of the standard on the financial statements and related disclosures.
In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is January 1, 2020, with early adoption of the entire standard permitted or only the provisions that eliminate or modify disclosure requirements. The Plan’s management early adopted the entire standard in 2018. The adoption did not have a material effect on the Plan’s financial statements.
3. Master Trust & 401(h) account
General
The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses. The Plan’s interest in the Master Trust’s net assets as of December 31, 2018 and 2017 was 91.61% and 90.09%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.
The Master Trust invests in a Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.
In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin Stock Funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate to the Short-Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin Stock Funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2018 and 2017, there were no such advances payable to the Corporation. Occasionally, the Master Trust and 401(h) account invest in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2018 and 2017, there were no material investments in derivatives.
Fair Value of Assets
The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.
The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:
• Level 1 – Quoted prices in active markets for identical assets and liabilities;
• Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
• Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2018 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund	$53,294	$650,074	$703,368
Common and preferred stocks	2,664,908	—	2,664,908
Common stocks - Lockheed Martin	8,727,976	—	8,727,976
Common collective trusts(a)	—	17,376,626	17,376,626
Registered investment companies (Mutual funds)	209,493	—	209,493
Corporate debt securities	—	373,458	373,458
U.S. Government securities	—	303,581	303,581
Other investments	—	550,602	550,602
Self-directed brokerage account	900,567	—	900,567
Total investment assets at fair value	$12,556,238	$19,254,341	$31,810,579
Payables, net			(43,082)
Fully benefit-responsive investment contracts at contract value			3,353,347
Total net assets			$35,120,844
Interest and dividend income earned by the Master Trust for the year ended December 31, 2018 was $546,221,000. The net depreciation for the year ended December 31, 2018 was $3,594,002,000.
The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2017 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short term investment fund	$113,250	$655,004	$768,254
Common and preferred stocks	2,882,900	—	2,882,900
Common stocks - Lockheed Martin	11,385,537	—	11,385,537
Common collective trusts(a)	—	19,332,024	19,332,024
Registered investment companies (Mutual funds)	183,727	—	183,727
Corporate debt securities	—	404,606	404,606
U.S. Government securities	—	156,979	156,979
Other investments	—	261,061	261,061
Self-directed brokerage account	939,823	—	939,823
Total investment assets at fair value	$15,505,237	$20,809,674	$36,314,911
Payables, net			(126,788)
Fully benefit-responsive investment contracts at contract value			3,346,427
Total net assets			$39,534,550

(a)	Includes 103-12 investment entities
401(h) account
The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2018 (in thousands):

	Level 1	Total
Cash and cash equivalents and short term investment fund	$(4)	$(4)
Total investment assets at fair value	$(4)	$(4)
Receivables, net		5
Total net assets		$1

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2017 (in thousands):

	Level 1	Total
Cash and cash equivalents and short term investment fund	$19	$19
Corporate stock - common	4	4
Total investment assets at fair value	$23	$23
Receivables, net		11
Total net assets		$34
Valuation Techniques
Cash equivalents and short term investment fund categorized as Level 1 are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value. Cash equivalents and short term investment fund categorized as Level 2 are short-term government securities consisting of U.S. treasuries and U.S. agency issues.
Common and preferred stocks categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year.
Common collective trusts (CCTs) and registered investment companies (e.g., mutual funds, exchange-traded funds (ETFs), etc.) are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCTs. CCTs are traded at their NAV, determined daily or monthly. CCTs are categorized as Level 2 because the NAVs, although readily determinable, are not published on an active exchange nor publicly available. Registered investment companies are traded at their NAV, determined and published daily, and are categorized as Level 1.
Corporate debt securities, U.S. Government securities and other investments categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.
Self-directed brokerage account (SDBA) investments categorized as Level 1 are primarily cash equivalents, common stock, ETFs, and mutual funds. As of December 31, 2018 and 2017, this account included Lockheed Martin common stock of $17,779,000 and $15,840,000, respectively.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Parties-in-Interest Transactions
The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust held 33,333,240 and 35,463,437 shares of the Corporation’s common stock as of December 31, 2018 and 2017, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $293,087,000 for the year ended December 31, 2018. The Master Trust invests in certain investments that are sponsored by State Street Bank, the Trustee. These investments include the following: Government Short-Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.
Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the Trustee of the 401(h) account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
The Master Trust owed the Corporation $1,250,000 and $700,000 as of December 31, 2018 and 2017, for certain expenses paid by the Corporation in providing services to the Plan and certain other plans.
In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 17, 2013, that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. Under current IRS determination letter procedures, there is no opportunity for the Plan to obtain a more recent letter from the IRS. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits as of December 31, 2018 and 2017 per the financial statements to the Form 5500 (in thousands):

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$32,358,691	$35,887,805
Add: Net assets held in 401(h) account per Form 5500	1	34
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(41,115)	8,731
Net assets available for benefits per the Form 5500	$32,317,577	$35,896,570
The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits.
The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2018, per the financial statements to the Form 5500 (in thousands):

	Amounts per Financial Statements	401(h) account	Amounts per Form 5500
Interest and dividend income	$—	$1	$1
Net realized and unrealized gain	—	4	4
Health and welfare benefits paid to retirees	—	(38)	(38)

	Amounts per Financial Statements	Differences	Amounts per Form 5500
Interest in net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$2,864,520	$82,349	$2,946,869
Administrative expenses	45,142	41,921	3,221
Interest income on notes receivable from participants	9,418	(9,418)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	41,115	(41,115)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	8,731	(8,731)
Differences in the Plan’s interest in the net investment loss in the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment loss in the Master Trust for Form 5500 reporting purposes. The Plan’s interest in the net investment loss in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the difference between fair value and contract value of fully benefit-responsive investment contracts.

Lockheed Martin Corporation Salaried Savings Plan
Employer Identification Number 52-1893632, Plan Number 017
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value
	Cash and cash equivalents**	1,203	$1,203	$1,203
	Total 401(h) account		$1,203	$1,203
***	Notes receivable from participants (Interest rates ranging from 4.25% to 9.25%; varying maturities)		$—	$189,719,000

*	This schedule reflects the assets held in the 401(h) account and notes receivable from participants and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

**	The cash and cash equivalents include interest and dividends receivable of $5,028.

***	Party-in-interest for which a statutory exemption exists.

Lockheed Martin Corporation Salaried Savings Plan
Employer Identification Number 52-1893632, Plan Number 017
Schedule G, Part III - Schedule of Nonexempt Transactions
December 31, 2018

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest	(c) Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Lockheed Martin Corporation	Employer, Plan Sponsor/ Admin	Incorrect trust charging of travel expenses	$—	$—	$—	$354.37	$—	$—	$—

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: June 24, 2019	by: /s/ J. Richard Jager
J. Richard Jager
Vice President, Benefits